UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                            Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated December 23, 2024.
2.	Press release dated December 30, 2024.
3.	Press release dated January 6, 2025.

Item 1

Millicom (Tigo) share repurchase activity

Luxembourg, December 23, 2024 - Pursuant to the share repurchase program announced on November 29, 2024, Millicom repurchased 455,000 of its Swedish Depository Receipts (SDRs) between December 16, 2024, and December 20, 2024, as detailed in the table below.

Trade Date	Number of SDRs repurchased	Daily average price paid* (SEK)	Daily repurchase amount* (SEK)
2024-12-16	105 000	270.5982	28 412 811
2024-12-18	115 000	271.8625	31 264 188
2024-12-19	115 000	269.9605	31 045 458
2024-12-20	120 000	268.5334	32 224 008

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm by Citigroup Global Markets Limited on behalf of Millicom. Following the purchases, Millicom holds 1,724,640 treasury shares as of December 20, 2024. The total number of shares outstanding in Millicom is 172,096,305.

The repurchase program is being executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”).

For information about all transactions carried out under the repurchase program, refer to Nasdaq Stockholm’s website:

https://www.nasdaq.com/european-market-activity/news/corporate-actions/repurchase-of-own-shares

-END-

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Item 2

Millicom (Tigo) share repurchase activity

Luxembourg, December 30, 2024 - Pursuant to the share repurchase program announced on November 29, 2024, Millicom repurchased 83,477 of its Swedish Depository Receipts (SDRs) between December 23, 2024, and December 27, 2024, as detailed in the table below.

Trade Date	Number of SDRs repurchased	Daily average price paid* (SEK)	Daily repurchase amount* (SEK)
2024-12-23	57 000	268.5452	15 307 076
2024-12-27	26 477	270.4081	7 159 595

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm by Citigroup Global Markets Limited on behalf of Millicom. Following the purchases, Millicom holds 1,808,117 treasury shares as of December 27, 2024. The total number of shares outstanding in Millicom is 172,096,305.

The repurchase program is being executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”).

For information about all transactions carried out under the repurchase program, refer to Nasdaq Stockholm’s website:

https://www.nasdaq.com/european-market-activity/news/corporate-actions/repurchase-of-own-shares

-END-

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Item 3

Millicom (Tigo) share repurchase activity

Luxembourg, January 06, 2025 - Pursuant to the share repurchase program announced on November 29, 2024, Millicom repurchased 164,260 of its Swedish Depository Receipts (SDRs) between December 30, 2024, and January 03, 2025, as detailed in the table below.

Trade Date	Number of SDRs repurchased	Daily average price paid* (SEK)	Daily repurchase amount* (SEK)
2024-12-30	48 973	272.5115	13 345 706
2025-01-02	45 765	266.3909	12 191 380
2025-01-03	69 522	266.7494	18 544 952

* Excluding commissions

All purchases were carried out on Nasdaq Stockholm by Citigroup Global Markets Limited on behalf of Millicom. Following the purchases, Millicom holds 1,972,377 treasury shares as of January 03, 2025. The total number of shares outstanding in Millicom is 172,096,305.

The repurchase program is being executed consistent with the provisions of Article 5 of MAR and the Commission Delegated Regulation No 2016/1052 (“Safe Harbour Regulation”).

For information about all transactions carried out under the repurchase program, refer to Nasdaq Stockholm’s website:

https://www.nasdaq.com/european-market-activity/news/corporate-actions/repurchase-of-own-shares

-END-

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: January 7, 2025